

Name

Andrew Smith

Employment History

DBRS, Inc. (New York, NY)
- Designated Compliance Officer of DBRS, April 2024 – Present
- Regional Compliance Officer for US, February 2024 – Present

U.S. Securities & Exchange Commission (SEC), Office of Credit Ratings (New York, NY)
- Securities Compliance Examiner, April 2015 – December 2023
- Presidential Management Fellow [per SEC detail/rotation] - U.S. Department of Justice, Securities & Commodities Task Force, July 2016 – December 2016

Joint Legislative Budget Committee (Phoenix, AZ)
- Principal Fiscal Analyst, April 2014 – April 2015

CalPERS: California Public Employees' Retirement System (Sacramento, CA)
- Analyst, Private Equity Program / Strategic Management Services, October 2009 – September 2012

Post-Secondary Education

Trinity College Dublin, School of Business, M.B.A, 2013
University of California - Berkeley, B.A., 2007

Whether employed by DBRS full-time or part-time

Full-time